UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)
            Information Statement Pursuant to Rules 13d-1 and 13d-2

               Under the Securities Exchange Act of 1934(1)


                           INTIMATE BRANDS, INC.
                             (Name of Issuer)



                                  CLASS A
                               COMMON STOCK
                      (Title of Class of Securities)


                                461156-10-1
                              (CUSIP Number)


-------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

CUSIP NO. 461156-10-1                                        Page 2 of 6 Pages

       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            THE LIMITED, INC. 31-1029810

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

                                                                   (b) [ ]
       3    SEC USE ONLY

       4    CITIZENSHIP OR PLACE OF ORGANIZATION

                DE


                 NUMBER OF                      5    SOLE VOTING POWER
                  SHARES                               210,000,000
               BENEFICIALLY
                OWNED** BY                      6    SHARED VOTING POWER
                   EACH
                 REPORTING
                  PERSON                        7    SOLE DISPOSITIVE POWER
                   WITH                                210,000,000

                                                8    SHARED DISPOSITIVE POWER


       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              210,000,000

      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*

                                                                  [ ]

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 83%

      12    TYPE OF REPORTING PERSON
            CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.


         (a)   Name of Issuer.

               Intimate Brands, Inc. (the "Company")

         (b)   Address of Issuer's Principal Executive Offices.

               Three Limited Parkway
               Columbus, OH 43230


Item 2.

         (a)   Name of Person Filing.

               The Limited, Inc. ("The Limited")

         (b)   Address of Principal Business Office, or, if None, Residence.

               The address of the principal business office of The Limited is Three Limited Parkway, Columbus, Ohio 43230.

         (c)   Citizenship.

               The Limited is a Delaware corporation.

         (d)   Title of Class of Securities.

               The class of securities to which this statement relates is the Class A Common Stock of the Company. The Limited currently holds Class B Common Stock, which Class B Common Stock is convertible into Class A Common Stock.

         (e)   CUSIP Number.

               461156-10-1.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                _
         (a)   |_|   Broker or dealer registered under Section 15
                     of the Act,

         (b)   |_|   Bank as defined in Section 3(a)(6) of the
                     Act,
                _
         (c)   |_|   Insurance Company as defined in Section
                     3(a)(19) of the Act,
                _
         (d)   |_|   Investment Company registered under Section
                     8 of the Investment Company Act,
                _
         (e)   |_|   Investment Adviser registered under Section
                     203 of the Investment Advisers Act of 1940,
                _
         (f)   |_|   Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F),
                _
         (g)   |_|   Parent Holding Company, in accordance with
                     Section  240.13d-1(b)(1)(ii)(G) (Note: See Item 7),
                _
         (h)   |_|   Group, in accordance with Section  240.13d-
                     1(b)(1)(ii)(H).

               Inapplicable.


Item 4.        Ownership.

         (a)   Amount Beneficially Owned.

               The Limited beneficially owns 210 million shares of Class A Common Stock of the Company. On May 19, 1995, the Company acquired the assets and liabilities of the businesses currently operated by the Company in exchange for 210 million shares of Class B Common stock issued to The Limited, which Class B Common Stock is convertible into Class A Common Stock.


         (b)   Percent of Class.

               Approximately 83%.




         (c)   Deemed Voting Power and Disposition Power:



               Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote 210,000,000

               (ii)  Shared power to vote or to direct the vote ________
               (iii) Sole power to dispose or direct the disposition of
                     210,000,000

               (iv)  Shared power to dispose or to direct the disposition of
                     _____


Item 5.        Ownership of Five Percent or Less of a Class.

               Inapplicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

               Inapplicable.


Item 8.        Identification and Classification of Members of the Group.

               Inapplicable.


Item 9.        Notice of Dissolution of Group.

               Inapplicable.


Item 10.       Certification.

               Inapplicable.



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 13, 1997


                                       THE LIMITED, INC.



                                       By: /s/ Sam Fried
                                          ----------------------------
                                            Name:  Sam Fried
                                            Title: Vice President





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).